FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-130289

EUROPEAN INVESTMENT BANK
¥50,000,000,000 NOTES DUE 2026
SUPPLEMENTAL CURRENCY CONVERSION AND UNITED STATES TAXATION DISCLOSURE
DATE: JANUARY 17, 2006

A prospectus accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s (the “SEC”) website  at http://www.sec.gov/Archives/edgar/data/33745/000095015705000723/form-sb.htm.

CURRENCY CONVERSIONS

Investors who hold beneficial interests in the Notes, directly or indirectly, through the Depository Trust Company (“DTC”) will be paid in U.S. dollars converted from such payments in Japanese yen by the Fiscal Agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in Japanese yen outside DTC. All costs of conversion, if any, will be borne by holders of beneficial interests in the fully registered global certificate (the “DTC Global Note”) receiving U.S. dollar payments by deduction from those payments. The U.S. dollar amount of any payment of principal or interest to be received by such a registered holder not electing to receive payments in Japanese yen, as the case may be, will be based on the Fiscal Agent’s bid quotation, at or prior to 11:00 a.m., New York time, on the second New York Business Day (as defined below) preceding the applicable payment date, for the purchase of U.S. dollars with Japanese yen, for settlement on such payment date. If this bid quotation is not available, all such payments will be made in Japanese yen outside DTC. As long as Notes continue to be represented by the DTC Global Note, Japanese yen converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC Participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the DTC Global Note may receive payment in respect of principal of or interest on the Notes in Japanese yen, by notifying the DTC Participant through which its beneficial interest in the DTC Global Note is held at least ten calendar days immdiately preceding any interest payment date (the “Record Date”) of (i) such investor’s election to receive such payment in Japanese yen and (ii) wire transfer instructions to an account entitled to receive the relevant payment. The DTC Participant must notify DTC of such election and wire transfer instructions on or prior to the second New York Business Day after the Record Date for any payment of interest and on or prior to the eighth day prior to the payment of principal. DTC will notify the Fiscal Agent of such election and wire transfer instructions on or prior to the fourth New York Business Day after the Record Date for any payment of interest and on or prior to the sixth day prior to the payment of principal. If complete instructions are received by the DTC Participant and forwarded by the DTC Participant to DTC and by DTC to the Fiscal Agent on or prior to such dates, the investor will receive payment in Japanese yen, outside DTC; otherwise only U.S. dollar payments will be made by the Fiscal Agent to holders of beneficial interests in the DTC Global Note. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

A “New York Business Day” means a day all banking institutions are not authorized or obligated by law or executive order to be closed in The City of New York.

UNITED STATES TAXATION

General

This section summarizes the material U.S. tax consequences to holders of Notes. It represents the views of our counsel, Cravath, Swaine & Moore LLP. However, the discussion is limited in the following ways:

•	The discussion covers you only if you buy your Notes in the initial offering at the initial offering price to the public.

•
The discussion does not cover you if you are a U.S. Holder (as defined below) and your functional currency is the U.S. dollar, if you do not hold your Notes as a capital asset (that is, for investment purposes), or if you have a special tax status.

•
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of Notes. We suggest that you consult your tax advisor about the consequences of holding Notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the Notes.

•	The discussion does not cover state, local or foreign law.

•	The discussion does not apply if you are a bank that is a Non-U.S. Holder of Notes (as defined below) and you make loans in the ordinary course of your business.

•	We have not requested a ruling from the IRS on the tax consequences of owning the Notes. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying Notes, we suggest that you consult your tax advisor about the tax consequences of holding the Notes in your particular situation. In addition, with respect to each issue of Notes, the following discussion will be supplemented and/or replaced by the description of the material United States federal income tax consequences set forth in the applicable prospectus supplement.

Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state); or

•	an estate or trust whose world-wide income is subject to U.S. federal income tax.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, we suggest that you consult your tax advisor.

Interest

All holders of Notes will be taxable on the U.S. dollar value of Japanese yen payable as interest on the Notes, whether or not they elect to receive payments in Japanese yen. If you receive interest in the form of U.S. dollars, you will be considered to have received interest in the form of Japanese yen and to have sold those Japanese yen for U.S. dollars. For purposes of this discussion, “spot rate” generally means a currency exchange rate that reflects a market exchange rate available to the public for Japanese yen.

•
If you are a cash method taxpayer (including most individual holders), you will be taxed on the value of the Japanese yen when you receive them (if you receive Japanese yen) or when you are deemed to receive them (if you receive U.S. dollars). The value of the Japanese yen will be determined using the “spot rate” in effect at such time.

•
If you are an accrual method taxpayer, you will be taxed on the value of the Japanese yen as the interest accrues on the Notes. In determining the value of the Japanese yen for this purpose, you may use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by you. When interest is actually paid, you will generally also recognize currency exchange gain or loss, taxable as ordinary income or loss from sources within the United States, equal to the difference between (a) the value of the Japanese yen received as interest, as translated into U.S. dollars using the spot rate on the date of receipt, and (b) the U.S. dollar amount previously included in income with respect to such payment. If you receive interest in the form of U.S. dollars, clause (a) will be calculated on the basis of the value of the Japanese yen you would have received instead of the U.S. dollars. If you do not wish to accrue interest income using the average exchange rate, certain alternative elections may be available.

•
Amounts treated as interest will be income from sources outside the United States for foreign tax credit limitation purposes. Under the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

•
Your tax basis in the Japanese yen you receive (or are considered to receive) as interest will be the aggregate amount reported by you as income with respect to the receipt of the Japanese yen. If you receive interest in the form of Japanese yen and subsequently sell those Japanese yen, or if you are considered to receive Japanese yen and those Japanese yen are considered to be sold for U.S. dollars on your behalf, additional tax consequences will apply as described in “Sale of Japanese yen”.

Sale or Retirement of Notes

On the sale or retirement of your Notes:

•
If you receive the principal payment on your Notes in the form of U.S. dollars, you will be considered to have received the principal in the form of Japanese yen and to have sold those Japanese yen for U.S. dollars.

•
You will have taxable gain or loss equal to the difference between the amount received or deemed received by you and your tax basis in the Notes. If you receive (or are considered to receive) Japanese yen, those Japanese yen are valued for this purpose at the spot rate of the Japanese yen. Your tax basis in the Notes is the U.S. dollar value of the Japanese yen amount paid for the Notes, determined on the date of purchase.

•
Any such gain or loss (except to the extent attributable to foreign currency gain or loss) will be capital gain or loss, and will be long term capital gain or loss if you held the Notes for more than one year.

•
You will realize foreign currency gain or loss to the extent the U.S. dollar value of the Japanese yen paid for the Notes, based on the spot rate at the time you dispose of the Notes, is greater or less than the U.S. dollar value of the Japanese yen paid for the Notes, based on the spot rate at the time you acquired the Notes. Any resulting foreign currency gain or loss will be ordinary income or loss. You will only recognize such foreign currency gain or loss to the extent you have gain or loss, respectively, on the overall sale or retirement of the Notes.

•
If you sell a Note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the Notes but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•
Your tax basis in the Japanese yen you receive (or are considered to receive) on sale or retirement of the Notes will be the value of Japanese yen reported by you as received on the sale or retirement of the Notes. If you receive Japanese yen on retirement of the Notes and subsequently sell those Japanese yen, or if you are considered to receive Japanese yen on retirement of the Notes and those Japanese yen are considered to be sold for U.S. dollars on your behalf, or if you sell the Notes for Japanese yen and subsequently sell those Japanese yen, additional tax consequences will apply as described in “Sale of Japanese yen”.

Sale of Japanese yen

•
If you receive (or are considered to receive) Japanese yen as principal or interest on a Note, and you later sell (or are considered to sell) those Japanese yen for U.S. dollars, you will have taxable gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the Japanese yen. In addition, when you purchase a Note in Japanese yen, you will have taxable gain or loss if your tax basis in the Japanese yen is different from the U.S. dollar value of the Japanese yen on the date of purchase. Any such gain or loss is foreign currency gain or loss taxable as ordinary income or loss.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•
Assuming you hold your Notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your Notes, unless an exemption applies.

•
Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•
If you are subject to these requirements but do not comply, the intermediary must withhold at a rate that is not generally in excess of 28% of all amounts payable to you on the Notes (including principal payments). If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organisations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder.  A “Non-U.S. Holder” is:

•	an individual that is a nonresident alien;

•	a corporation or entity taxable as a corporation for U.S. federal income tax purposes organised or created under non-U.S. law; or

•	an estate or trust that is not taxable in the U.S. on its worldwide income.

Withholding Taxes

Payments of principal and interest on the Notes will not be subject to U.S. withholding taxes.

Income Taxes

Generally, you will not be subject to U.S. federal income tax on receipt of interest on the Notes or on any gain from a sale or disposition of the Notes. You will, however, be subject to U.S. federal income tax on such interest and gains:

•	if you conduct a United States trade or business through an office or fixed place of business in the United States to which the interest or sale is attributable; or

•	if you are an individual, you are present in the United States 183 days during the year in which you dispose of a Note and certain other conditions are met.

In addition, if you are a corporation, you may be subject to “branch profits tax” on your earnings that are effectively connected with your U.S. trade or business (including earnings from the Notes).

Estate Taxes

If you are an individual, your Notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at your death, payments on the Notes were not connected to a trade or business that you were conducting in the U.S.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

•
Principal and interest payments you receive will be automatically exempt from the usual rules if you provide the appropriate tax certifications. The exemption does not apply if the recipient of the applicable certification knows or has reason to know it is false. In addition, interest payments made to you may be reported to the IRS on Form 1042-S.

•
Sale proceeds you receive on a sale of your Notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup reporting may apply if you use the U.S. office of a broker, and information reporting (but not generally backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +44 (0) 207 521 5652.